SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2019

(1) Organization

SMBC Nikko Securities America, Inc. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule.

The Company provides underwriting services of debt and equity securities and provides services to assist in the sale of securities underwritten by other entities. The Company enters into repurchase and reverse repurchase agreements, engages in trading of U.S. government securities, corporate debt securities, and asset-backed securities. The Company also provides buy-back services to corporate clients for the purchase of clients' own stocks, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are corporate issuers, and sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

The Company is an indirect majority-owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC) which is ultimately wholly owned by Sumitomo Mitsui Financial Group (SMFG), a Japanese corporation. SMBC Americas Holdings, Inc. (SMBC AH or Parent), a wholly owned U.S. subsidiary of SMBC, owns 80% of each of the outstanding Class A, Class B and Class C common stock, and SMBC Nikko Securities, Inc. (SMBC-Nikko) owns 20% of each of the outstanding Class A, Class B and Class C common stock. Refer to Note 8, Stock Rights and Privileges.

On June 1, 2018, SMBC Nikko Securities Canada, Ltd. (Nikko Canada) was incorporated in British Columbia, Canada as a wholly-owned subsidiary of the Company. Nikko Canada is established to underwrite and privately place Canadian securities on an economics only basis. Similar to the Company, Nikko Canada will not receive or maintain any customer funds or securities. Nikko Canada is a member of FINRA, as a broker dealer, the Ontario Securities Commission, and the Investment Industry Regulatory Organization of Canada (IIROC), the Canadian national self-regulatory organization, as an investment dealer and is therefore subject to the rules and regulations of all.

(2) Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The Company's consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Management believes that the estimates utilized in preparing its consolidated statement of financial condition is reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates. Items subject to such estimates and assumptions include the valuation of securities and realization of deferred tax assets.

The consolidated statement of financial condition includes the Company and its wholly owned subsidiary, Nikko Canada in which the Company has a controlling financial interest under voting interest entity model. All intercompany balances and transactions have been eliminated.

(b) *Recently Issued Accounting Standards*

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. Topic 842 was subsequently amended by ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU No. 2018-10, Codification Improvements to Topic 842, *Leases*; ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements* and ASU No. 2018-20, *Leases (Topic 842)- Narrow-Scope Improvements for Lessors*. ASU No. 2016-02 requires that, at lease inception for all leases, a lessee recognize in the consolidated statement of financial condition a right-of-use (ROU) asset, for the right to use the underlying asset over the lease term, and a lease liability, for the liability to make lease payments for all leases with a term longer than 12 months. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. Leases will be classified as finance or operating. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for public business entities for annual reporting periods beginning after December 15, 2018. Therefore, the Company adopted this guidance on January 1, 2019. A modified retrospective transition approach is required, which requires application of the new standard to all leases existing at the date of initial application (which the Company chose as the adoption date, January 1, 2019). The new standard provides a number of optional practical expedients in transition. The Company elected the package of practical expedients, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect to adopt the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to the Company. The adoption of Topic 842 resulted in both ROU assets and lease liabilities of $37,844,448 as of December 31, 2019 based on the present value of the remaining minimum rental payments (which does not include executory costs) under current leasing standards for existing operating leases. Refer to Note 9 for further information on the Company's leases.

In June 2016, FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Assets*, which is to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Specifically, the amendments in this ASU would eliminate the probable initial recognition threshold in current US GAAP and, instead, reflect an entity's current estimate of all expected credit loss and broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. ASU No. 2016-13 is amended by ASU Nos. 2018-19, 2019-04, 2019-05, 2019-10 and 2019-11. ASU No. 2016-13, together with its amendments, Topic 326 is effective for entities that are public business entities for annual periods beginning after December 15, 2019. Therefore, the Company will adopt this guidance on January 1, 2020. The adoption of this new guidance will not have a material impact on the Company's consolidated statement of financial condition.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, that eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The guidance is effective for all entities for fiscal years beginning

after December 15, 2019, but entities are permitted to early adopt either the entire ASU No. 2018-13 or only the provisions that eliminate or modify the fair value requirements. Therefore, the Company will adopt this guidance on January 1, 2020. The adoption of this new guidance will not have an impact on the Company's consolidated statement of financial condition.

In August 2018, the FASB issued ASU No. 2018-15, *Intangibles – Goodwill and Other – Internal Use Software (Sub Topic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*, which generally aligns the guidance on recognizing implementation costs incurred in a cloud computing arrangement that is a service contract with the guidance for implementation costs incurred to develop or obtain internal-use software, including hosting arrangements that include an internal-use software license. Accordingly, the amendments require an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The amendments also require the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. The amendments in ASU 2018-15 are effective for public business entities for fiscal years beginning after December 15, 2019. For all other entities, the amendments in ASU 2018-15 are effective for annual reporting periods beginning after December 15, 2020. Early adoption of the amendments in ASU 2018-15 is permitted for all entities. The amendments in ASU 2018-15 should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Therefore, the Company will adopt this guidance on January 1, 2020. The adoption of this new guidance will not have an impact on the Company's consolidated statement of financial condition.

In October 2018, the FASB issued ASU No. 2018-17, *Targeted Improvements to Related Party Guidance for Variable Interest Entities*. Under the amendments in ASU No. 2018-17, a private company (reporting entity) may elect not to apply VIE guidance to legal entities under common control (including common control leasing arrangements) if both the parent and the legal entity being evaluated for consolidation are not public business entities. The accounting alternative provides an accounting policy election that a private company will apply to all current and future legal entities under common control that meet the criteria for applying this alternative. If the alternative is elected, a private company should continue to apply other consolidation guidance, particularly the voting interest entity guidance, unless another scope exception applies. Also, the amendments in ASU 2018-17 for determining whether a decision-making fee is a variable interest require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not having a variable interest through their decision-making arrangements. These amendments also will create alignment between determining whether a decision-making fee is a variable interest and determining whether a reporting entity within a related party group is the primary beneficiary of a VIE. All entities are required to apply the amendments in ASU No. 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. For entities other than private companies, the amendments in ASU No. 2018-17 are effective for fiscal years beginning after December 15, 2019. Therefore, the Company will adopt this guidance on January 1, 2020. The adoption of this new guidance will not have an impact on the Company's consolidated statement of financial condition.

In December 2018, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in ASU No. 2019-12 simplify the accounting for

income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance for franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate statement of financial condition of legal entities that are not subject to tax and enacted changes in tax laws in interim periods. For entities other than private companies, the amendments in ASU No. 2019-12 are effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. Therefore, the ASU will be effective for the Company on January 1, 2021. The Company is evaluating the effect that ASU No. 2019-12 will have on its consolidated statement of financial condition.

(c)   *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $181,167,523 as of December 31, 2019.

Restricted cash are cash that is considered legally restricted as to withdrawal or usage.   The Company identified restricted cash stated in other line items in the consolidated statement of financial condition.

(d)   *Securities Transactions*

Securities transactions are recorded on a trade-date basis. Securities owned are carried at fair value. At December 31, 2019, securities owned consist primarily of U.S. treasury securities, corporate debt securities, and asset-backed securities, of which $49,918,542 is pledged to a clearing organization as collateral.

(e)   *Securities Sold, Not Yet Purchased*

The Company has sold securities that it does not own (i.e. securities sold short) and is therefore, obligated to purchase such securities at a future date. The Company has recorded this obligation on the consolidated statement of financial condition at the fair value of the securities sold short.

(f)   *Repurchase Agreements*

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which the Company sells those securities to a counterparty with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the Company's obligation recognized for the future repurchase of the securities from the counterparty. Repurchase and resale agreements are presented on a net basis on the consolidated statement of financial condition where permitted by ASC 210-20, *Balance Sheet-Offsetting.*

The Company's policy is generally to take possession of securities purchased under agreements to resell, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements before offsetting was $16,435,502,835 and $16,318,542,187, respectively

at December 31, 2019. Substantially all of the collateral accepted under reverse repurchase agreements has been resold as collateral under repurchase agreements. Collateral received from counterparties are U.S. treasury securities and corporate debt securities, and valued daily, and should the market value of the securities received decline below the principal amount loaned plus accrued interest, additional collateral is requested when appropriate.

(g) *Fair Value Measurement*

The Company follows ASC 820, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and supported by little or no market activity, and significant to the overall fair value measurement.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

This hierarchy requires the use of observable market data when available. ASC 820 requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the consolidated statement of financial condition after initial recognition, including the valuation techniques and inputs used to develop those measurements. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following are the types of valuation methodologies for the Company's material categories of financial assets and financial liabilities that are fair valued on the consolidated statement of financial condition:

U.S. treasury securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

Money-market securities Money market securities are model-based with observable market inputs and are generally classified as Level 2.

Corporate debt securities Corporate debt securities are valued based on either the most recent observable trade and or external quotes, depending on availability. Corporate debt securities are generally classified as Level 2 in the fair value hierarchy because these valuation inputs are usually observable or market corroborated when obtained from alternative pricing sources.

Asset-backed securities Asset-backed securities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. As such, asset backed securities are categorized as Level 2. Most of the asset-backed-securities in inventory are collateralized auto loans and credit card loans.

As of December 31, 2019, the Company has no assets or liabilities measured at fair value on a recurring basis that it classifies as Level 3.

Repo and reverse repos are not carried at fair value on the consolidated statement of financial condition, but are carried at amounts which approximate fair value due to their short-term nature and negligible credit risk. The Company reports reverse repo and repo agreements at contract prices, plus accrued interest, which are considered level 2 financial instruments.

(h) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of the assets. The range of estimated useful lives is 5 years for furniture and equipment, and 5 to 7 years for software. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 15 years.

The Company leases office space under operating leases that do not contain material variable lease payments or residual value guarantees. The Company assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Company records a ROU asset and lease liability at the lease commencement date, which is the date that the underlying asset becomes available for use.

ROU assets, which represent the Company's right to use the underlying asset for the lease term, and the related lease liabilities, which represent the present value of the Company's obligations to make payments arising over the lease term, are reported in "Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization", and "Accounts payable, accrued expense and other liabilities", respectively, on the consolidated statement of financial condition.

(i) *Foreign Currency*

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end spot foreign currency rates. The effects of foreign currency translations of the statement of financial condition of the Company's consolidated subsidiary where the functional currency is other than U.S. dollar are included in stockholders' equity.

(j)   Compensation and Benefits

The Company pays discretionary cash bonuses to its employees. Starting in 2012, certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company. All deferred cash bonuses have clawback provisions. None of the clawback provisions has been triggered for the year ended December 31, 2019. The deferred compensation liability amounts to $2,729,630 as of December 31, 2019.

(k)   Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

(3)   Fair Value of Financial Instruments

The following are types of financial instruments the Company held as of December 31, 2019:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned				
U.S. treasury securities	$ 49,918,542	$ —	$ —	$ 49,918,542
Money-market securities	—	27,500,000	—	27,500,000
Corporate debt securities	—	419,564,950	—	419,564,950
Asset backed securities	—	129,690,248	—	129,690,248
Other	—	226,342	—	226,342
Total securities owned	$ 49,918,542	$ 576,981,540	$ —	$ 626,900,082
Liabilities:				
Securities sold, not yet purchased				
U.S. treasury securities	$ 105,489,042	$ —	$ —	$ 105,489,042
Corporate debt securities	—	53,468,509	—	53,468,509
Total securites sold, not yet purchased	$ 105,489,042	$ 53,468,509	$ —	$ 158,957,551

Other consists of equity shares issued by DTCC to the Company, which amounts to $226,342.

(4)   Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2019 consist of the following:

	Receivable	Payable
Brokers and clearing organizations	$ 49,847,985	$ 21,770,046
Deposits with clearing organizations	5,250,000	—
Trades pending settlement, net	—	1,835,062
Total	$ 55,097,985	$ 23,605,108

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis under (k)(2)(ii). The amount receivable from broker, dealers and clearing organizations relates to the aforementioned transactions.

Net payable for trades pending settlement represents the contract price of securities to be received net by the contract price of securities to be delivered by the Company. The value of such securities at December 31, 2019 approximates the amounts owed. Trades pending settlement at December 31, 2019 were settled without a material effect on the Company's consolidated statement of financial condition.

At December 31, 2019, cash included in deposits with clearing organizations amounting to $5,250,000 is pledged with two clearing organizations as collateral to meet depository requirements which vary depending on daily activity. As of December 31, 2019, the minimum cash requirement amounts to $3,858,080, which is accounted for as restricted cash.

(5)   Collateralized Transactions

The Company enters into reverse repurchase agreements and repurchase agreements to accommodate customers' needs and invest the Company's capital. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master repurchase agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	Gross amounts	Amounts offset in the consolidated statement of financial condition (i)	Net amounts presented in the consolidated statement of financial condition	Noncash collateral not offset in the consolidated statement of financial condition (ii)	Net Amount
Assets:					
Securities purchased under agreements to resell					
U.S. treasuries	$ 16,459,517,635	$ (11,392,763,353)	$ 5,066,754,282	$ (5,066,688,474)	$ 65,808
Corporate bonds	101,099,496	—	101,099,496	(101,099,496)	—
Total	$ 16,560,617,131	$ (11,392,763,353)	$ 5,167,853,778	$ (5,167,787,970)	$ 65,808
Liabilities:					
Securities sold under agreements to repurchase					
U.S. treasuries	$ 16,241,261,076	$ (11,392,763,353)	$ 4,848,497,723	$ (4,740,961,651)	$ 107,536,072
Corporate bonds	100,494,290	—	100,494,290	(100,494,290)	—
Total	$ 16,341,755,366	$ (11,392,763,353)	$ 4,948,992,013	$ (4,841,455,941)	$ 107,536,072

(i) Amounts offset in the consolidated statement of financial condition related to master netting agreements and similar agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with ASC 210-20.

(ii) Amounts relating to agreements where the Company does not have a legal right of offset as certain criteria are not met in accordance with ASC 210-20. There are limits in the disclosure regarding the inclusion of excess collateral amounts. The amount of collateral pledged is limited to the net amount of securities sold under agreement to repurchase presented on the consolidated statement of financial condition and excludes overcollateralization.

The Company offsets its securities purchased under agreements to resell and securities sold under agreements to repurchase, in accordance with ASC 210-20.

The table below represents payables under repurchase agreements by remaining contractual term to maturity and class of collateral pledged as of December 31, 2019.

	Remaining Contractual Maturity			
Class of Collateral Pledged	**Open**	**Up to 30 days**	**31-90 days**	**Total**
Securities sold under agreements to repurchase				
U.S. treasuries	$ 49,553,397	$ 11,899,999,597	$ 4,291,708,082	$ 16,241,261,076
Corporate bonds	—	100,494,290	—	100,494,290
Total	$ 49,553,397	$ 12,000,493,887	$ 4,291,708,082	$ 16,341,755,366

The Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements are generally short term. The Company manages liquidity risks related to these agreements by sourcing

funding from a diverse group of counterparties, providing a range of securities collateral. As of December 31, 2019, the Company had no repurchase-to-maturity transactions.

(6)   Related-Party Transactions

In the normal course of business the Company engages in transactions with SMFG, SMBC and affiliated companies including SMBC-Nikko, SMBC, SMBC New York Branch (SMBC-NY), SMBC Cayman Branch (SMBC-CIB), SMBC Capital Markets, Inc. (SMBC-CM), Manhattan Asset Funding Company LLC (MAF), Nikko Systems Solutions (NKSOL), SMBC Nikko Securities Hong Kong, Ltd. (Nikko-HK), SMBC Nikko Capital Markets Europe GmbH (SMBC-Frankfurt) and SMBC Nikko Capital Markets Limited (SMBC-LTD). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying consolidated statement of financial condition as of December 31, 2019:

Consolidated Statement of Financial Condition:

Assets:		
Securities purchased under agreements to resell, gross	$	12,364,349,977
Other assets		3,800,119
Total	$	12,368,150,096
Liabilities:		
Securities sold under repurchase agreements, gross	$	222,236,498
Subordinated debt		225,000,000
Total	$	447,236,498

The Company enters into reverse repurchase and repurchase transactions with SMBC-Nikko, SMBC-CM and SMBC-LTD as part of ordinary course of business. Total repurchase transaction balances for the year then ended December 31, 2019 with SMBC-Nikko and SMBC-CM, on a gross basis before netting, are as follows:

	SMBC-LTD	SMBC-CM	SMBC-Nikko	Total
Securities purchased under agreements to resell	$ —	$ 39,253,811	$ 12,325,096,166	$ 12,364,349,977
Securities sold under repurchase agreements	—	222,236,498	—	222,236,498

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2019, such amount was $3,800,119, which is accounted as restricted cash.

The Company has a $225,000,000 subordinated loan agreement with SMBC-CIB which is approved regulatory capital by the FINRA. Refer to Note 7 Subordinated Borrowing and Other Financing.

The Company has variable interests as defined by FASB ASC 810-10 in an affiliated variable interest entity (VIE) in the form of fees earned for providing facilitation and origination services to that entity. Such fees are included in facility income in the table above. The Company has no assets or liabilities reported in its consolidated statement of financial condition as of December 31, 2019 that relate to the

Company's variable interest in that VIE and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are the responsibility of a related party. As such, the Company does not consolidate the accounts of the VIE in the consolidated statement of financial condition.

(7) Subordinated Borrowing and Other Financing

The Company has a $225,000,000 subordinated loan with SMBC-CIB. The loan has a scheduled maturity date of November 9, 2021 with an automatic extension of the scheduled maturity date by an additional year unless SMBC-CIB notifies the Company before the day thirteen months preceding the current scheduled maturity date in writing that such maturity date shall not be extended. The loan bears interest at three-month LIBOR plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

The Company has a committed and revolving line of credit with SMBC-CIB for $200 million with a credit period maturity date of August 30, 2021. Any borrowing will bear a market interest rate agreed upon by the Company and SMBC-CIB at the time of the advance. No amounts were outstanding under this facility as of December 31, 2019. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee payable was $68,889 as of December 31, 2019.

On June 28, 2019, the Company renewed its uncommitted and revolving multicurrency credit line agreements with SMBC-CIB for $1 billion and $7 billion which are subject to at a market interest rate to be determined by SMBC-CIB. As of December 31, 2019, there were no outstanding loan under the $1 billion and the $7 billion credit facility lines. These uncommitted facilities were put in place to ensure that the Company has adequate funds to meet its short-term liquidity needs. The last draw down date on these facilities is June 30, 2020.

(8) Stock Rights and Privileges

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a) Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b) Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c) The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to 0.5025126 votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

(9) Leases

The Company occupies office space under long-term sublease agreements with SMBC, which expires on various dates through 2037 for its allocable share of the annual rent payable by SMBC under its prime lease. The Company's leases do not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the ROU asset and lease liability balances since they are not fixed or in-substance fixed payments.   The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Company would have to pay to borrow an amount equal to the future minimum lease payments over a similar term.

Future minimum operating lease payments under the sublease are summarized as follows:

Remaining years	Minimum Future Lease Payments
2020	$ 3,798,807
2021	2,955,917
2022	2,890,787
2023	2,890,787
2024	2,890,787
Thereafter	35,156,271
Total lease payments	50,583,356
Imputed interest	(12,762,073)
Present value of lease payments	$ 37,821,283

Weighted average remaining lease term	16.72 years
Weighted average discount rate	3.42%

(10) Commitments and Contingencies

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. treasury securities and corporate debt securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the consolidated statement of financial condition until settlement date. At December 31, 2019, the Company had forward–starting collateralized agreements with start dates ranging from January 2, 2020 to January 7, 2020. The contract values of these transactions total $40,544,837 for repurchase agreements and $3,596,750,000 for reverse repurchase agreements.

In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2019.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by

FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2019, the Company's commitment to the CCLF was $39,492,316 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(11) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

(12) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of $250,000. As of December 31, 2019, the Company's net capital was $671,078,125 which exceeded the required minimum by $670,828,125.

(13) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company's deferred income tax assets as of December 31, 2019 relate to tax basis differences on employee bonus accrual and depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2019, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken.

On February 6, 2019, the Company entered into Federal and state Tax Sharing Agreements with the Parent and each direct subsidiary of the Parent (members of the consolidated group). The effective date of the Tax Sharing Agreements is January 1, 2018. Consolidated Federal and, where applicable, state income tax returns for the year ended December 31, 2019 will be filed by the Parent. The separate return method applies ASC Topic 740 to the stand-alone statement of financial condition of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone entity. For states

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2019

where consolidated tax returns are not required, each member of the consolidated group will continue to file separate tax returns and pay taxes directly to the relevant tax authorities.

ASC 740-10-30-27 acknowledges that, under the separate return method, the sum of the amounts reported by individual members of the group may not equal the consolidated amount due to situations such as intercompany transactions between the subsidiaries of the Parent. Thus, if the tax sharing agreement differs from the chosen method of tax allocation under 740-10-30-27, the difference between the amount paid or received under the tax sharing agreement and the expected settlement amount based on the tax allocation method at the subsidiary level is treated as a dividend paid, or additional (paid-in) capital contribution. No such differences occurred in 2019.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax assets as of December 31, 2019 are as follows:

Section 481(a), Change of accounting method	$ (117,957)
Employee bonus accrual	7,374,578
Depreciation	(1,436,588)
Deferred tax assets, net	$ 5,820,033

Although realization is not assured for the above net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2019.

All years subsequent to and including 2013 for U.S. Federal, state and local tax audits remain open to examination by the taxing authorities. The Company is currently under NYS audit for tax years 2015 to 2018.

(14) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401(k) Plan) sponsored by SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. Company's matching contributions gradually vest over the first five years of service.

(15) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 25, 2020. The Company made a capital contribution of $9,444,405 (CAD 12,500,000) to Nikko Canada via a common stock subscription on February 3, 2020. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized.